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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 31, 2007 Estimated average burden hours per response . . . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number

Amber Optoelectronics Corp.

(Exact name of registrant as specified in its charter)

2283 Argentia Road, Unit 10, Mississauga, ON L5N 5Z2, 905-824-5306

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, Par Value $0.306748

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)

[  ]

Rule 12h-3(b)(1)(i)

[X]

Rule 12g-4(a)(1)(ii)

[  ]

Rule 12h-3(b)(1)(ii)

[  ]

Rule 12g-4(a)(2)(i)

[  ]

Rule 12h-3(b)(2)(i)

[  ]

Rule 12g-4(a)(2)(ii)

[  ]

Rule 12h-3(b)(2)(ii)

[  ]

Approximate number of holders of record as of the certification or notice date:  450

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:     May 2,  2007                       By:      s/s Carmen McClelland

Carmen McClelland, President